Exhibit 99.1

Markit Ltd.

Consolidated Income Statement (Unaudited)

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
	$’m	$’m	$’m	$’m

Revenue	277.3	269.7	821.9	793.7

Operating expenses	(149.7)	(142.6)	(445.0)	(429.9)
Exceptional items	(45.5)	(9.4)	(48.7)	(51.8)
Acquisition related items	(2.2)	16.0	(2.2)	11.0
Amortisation – acquisition related	(16.5)	(15.0)	(45.3)	(43.3)
Depreciation and amortisation – other	(26.9)	(25.1)	(78.2)	(71.9)
Share based compensation and related items	(17.6)	(0.7)	(36.2)	(6.8)
Other gains/(losses) – net	1.0	2.4	9.1	(3.0)

Operating profit	19.9	95.3	175.4	198.0

Finance costs – net	(3.9)	(4.5)	(11.7)	(12.8)
Share of results from joint venture	(2.8)	-	(8.1)	-

Profit before income tax	13.2	90.8	155.6	185.2

Income tax expense	(6.7)	(11.6)	(50.1)	(36.8)

Profit for the period	6.5	79.2	105.5	148.4

Profit attributable to:
Owners of the parent	6.7	80.3	106.0	149.5
Non-controlling interests	(0.2)	(1.1)	(0.5)	(1.1)

	6.5	79.2	105.5	148.4

	$	$	$	$
Earnings per share, basic	0.04	0.45	0.59	0.84
Earnings per share, diluted	0.04	0.43	0.56	0.81

There were no discontinued operations for either period presented.

Consolidated Balance Sheet (Unaudited)

	September 30, 2015	December 31, 2014
	$’m	$’m
Assets
Non-current assets
Property, plant and equipment	49.7	56.5
Intangible assets	2,901.6	2,823.3
Deferred income tax assets	1.3	4.2
Derivative financial instrument	0.4	0.9
Investment in joint venture	11.4	1.1

Total non-current assets	2,964.4	2,886.0

Current assets
Trade and other receivables	255.1	288.8
Derivative financial instruments	4.8	7.1
Current income tax receivables	4.0	0.4
Cash and cash equivalents	283.6	117.7

Total current assets	547.5	414.0

Total assets	3,511.9	3,300.0

Equity
Capital and reserves
Common shares	1.8	1.8
Share premium	288.5	456.8
Other reserves	(97.5)	(75.2)
Retained earnings	2,009.1	1,850.6

Equity attributable to owners of the parent	2,201.9	2,234.0
Non-controlling interest	36.1	36.6

Total equity	2,238.0	2,270.6

Liabilities
Non-current liabilities
Borrowings	560.2	349.2
Trade and other payables	158.3	143.1
Derivative financial instruments	-	0.6
Deferred income tax liabilities	28.0	30.2

Total non-current liabilities	746.5	523.1

Current liabilities
Borrowings	86.4	86.4
Trade and other payables	242.6	203.7
Deferred income	196.9	194.2
Current income tax liabilities	-	19.7
Derivative financial instruments	1.5	2.3

Total current liabilities	527.4	506.3

Total liabilities	1,273.9	1,029.4

Total equity and liabilities	3,511.9	3,300.0

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Markit Ltd.

Consolidated Statement Of Cash Flows (Unaudited)

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
	$’m	$’m
Profit before income tax	155.6	185.2
Adjustment for:
Amortisation – acquisition related	45.3	43.3
Depreciation and amortisation – other	78.2	71.9
Impairment of assets	-	8.3
Fair value gains on contingent consideration	-	(15.6)
Fair value gains on derivative financial instruments	(0.1)	-
Share based compensation	27.4	14.1
Finance costs – net	11.7	12.8
Share of results from joint venture	8.1	-
Foreign exchange (losses)/gains and other non-cash charges in operating activities	(0.8)	2.4
Changes in working capital:
Decrease/(increase) in trade and other receivables	35.9	(51.7)
Increase in trade and other payables	25.8	8.1

Cash generated from operations	387.1	278.8

Cash flows from operating activities
Cash generated from operations	387.1	278.8
Interest paid	(4.4)	(5.2)
Income tax paid	(49.6)	(35.0)

Net cash generated from operating activities	333.1	238.6

Cash flows from investing activities
Disposal of subsidiaries, net of cash disposed	-	(1.4)
Acquisition of subsidiaries, net of cash acquired	(100.2)	(127.2)
Purchases of property, plant and equipment	(12.0)	(18.4)
Purchases of intangible assets	(76.4)	(69.6)
Settlement of contingent consideration	(1.6)	-
Investment in joint venture	(21.0)	-
Interest received	0.1	0.1

Net cash used in investing activities	(211.1)	(216.5)

Cash flows from financing activities
Proceeds from issuance of common shares	189.7	56.8
Share buy back	(416.7)	(77.8)
Proceeds from borrowings	470.0	100.0
Repayments of borrowings	(198.0)	(90.0)
Prepaid facility fees	-	(4.1)

Net cash generated from/(used in) financing activities	45.0	(15.1)

Net increase in cash and cash equivalents	167.0	7.0

Cash and cash equivalents at beginning of period	117.7	75.3
Net increase in cash and cash equivalents	167.0	7.0
Exchange losses on cash and cash equivalents	(1.1)	(1.2)

Cash and cash equivalents at end of period	283.6	81.1

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Markit Ltd.

Notes to the Consolidated Financial Statements

1.	Operating expenses

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
	$’m	$’m	$’m	$’m
Personnel costs	87.9	86.7	271.6	265.1
Operating lease payments	5.2	4.5	13.6	12.5
Technology costs	22.8	23.6	68.2	70.6
Subcontractors and professional fees	13.9	11.0	35.5	31.2
Other expenses	19.9	16.8	56.1	50.5

Operating expenses	149.7	142.6	445.0	429.9

The operating expenses above exclude exceptional items (see note 2), acquisition related items, other gains/(losses) – net, share based compensation and related items, depreciation on property, plant and equipment and amortisation of intangible assets.

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2.	Exceptional items

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
	$’m	$’m	$’m	$’m
Exceptional items:
- Legal advisory costs	0.5	1.1	3.7	4.0
- Settlement of class action lawsuit	45.0	-	45.0	-
- Impairment of assets	-	8.3	-	8.3
- IPO preparation and execution costs	-	-	-	12.1
- Accelerated share based compensation charges	-	-	-	7.3
- Recognition of liability for social security costs on employee equity instruments	-	-	-	20.1

Exceptional items	45.5	9.4	48.7	51.8

During the period, Markit Ltd. (the “Company”) and its subsidiaries (hereinafter the “Group”) reached an agreement to settle an antitrust class action lawsuit in the United States relating to credit derivatives and related markets. The Group will pay a settlement amount of $45.0m in relation to this during the next quarter and a liability has consequently been recognised. These costs have been classified as exceptional due to the one-off, individual nature of this matter along with the size of the costs being incurred. These costs are consequently not considered to be part of the normal course of business.

Legal advisory costs are associated with ongoing antitrust investigations by both the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to the credit derivatives and related markets. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry wide issue and are consequently not considered part of the normal course of business of the Group.

IPO preparation and execution costs consist of legal and professional fees associated with the Company’s initial public offering. These costs are one off in nature and not considered part of the Group’s normal course of business.

The completion of the IPO resulted in a non-recurring acceleration of vesting for options granted prior to August 2013. The accelerated share based compensation charge reflects the impact of the IPO process.

During the second quarter of 2014, the Group recognised a liability for social security costs on employee equity instruments as the Group agreed to meet these obligations on behalf of employees. This was classified as an exceptional item due to the one-off nature and size of the initial recognition.

During the third quarter of 2014, an $8.3m impairment charge relating to other intangible assets at Credit Centre, within the Group’s Processing division, was recorded following a decision to wind down the business due to the market not evolving as expected.

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